Structured Asset Mortgage Investments II Inc.

Depositor

Wells Fargo Bank, National Association

Master Servicer and Securities Administrator

Structured Asset Mortgage Investments II Trust 2006-AR4

Issuing Entity

Mortgage Pass-Through Certificates, Series 2006-AR4

Supplement dated August 11, 2006

to Prospectus Supplement dated June 29, 2006

to Prospectus dated March 28, 2006

Capitalized terms used herein and not otherwise defined herein have the meanings assigned in the Prospectus Supplement dated June 29, 2006.

1.     The paragraph under the caption entitled “Interest-Only Certificates” on page S-8 of the prospectus supplement is hereby amended to add the following sentence at the end thereof:

We do not expect any net deferred interest to be allocated to the Interest-Only Certificates.

2.     The definition of “Adjusted Rate Cap” under the caption “Glossary” on page S-165 of the prospectus supplement is hereby replaced in its entirety with the following paragraphs (new language underlined and in bold):

With respect to each Class of Class A Certificates in a Loan Group, each distribution date and the related Due Period, (A) the sum of (i) the scheduled Monthly Payments owed on the related mortgage loans for such Due Period less the related Servicing Fees and (ii) the Actual Monthly Payments received in excess of such scheduled Monthly Payments, minus (B) the sum of (i) the Coupon Strip with respect to the related Loan Group, if any, payable to the Final Maturity Reserve Account with respect to such distribution date, and (ii) in the case of Class III-A Certificates and Class V-A Certificates, the interest payable to the related Interest-Only Certificates, expressed as a per annum rate calculated on the basis of the aggregate Scheduled Principal Balance of the related mortgage loans for such Due Period and further reflecting the accrual of interest on an actual/360 basis.

With respect to each Class of Class B Certificates, each distribution date and the related Due Period, the weighted average of the Adjusted Rate Caps of the Class A Certificates of each Loan Group (in the case of Loan Group III and Loan Group V, without any exclusion for the interest payable to the related Interest-Only Certificates) , weighted in proportion to the excess of the aggregate Scheduled Principal Balance of each such Loan Group over the aggregate Certificate Principal Balance of the Class A Certificates related to such Loan Group.

3.     The second paragraph of the definition of “Net Deferred Interest” under the caption “Glossary” on page S-180 of the prospectus supplement is hereby replaced in its entirety with the following paragraph (deleted language stricken and new language underlined and in bold):

With respect to any Class of Certificates (other than any ~~interest-only certificates~~ Interest-Only Certificates ) as of any distribution date, an amount equal to the product of (1) the ~~difference~~

excess, if any ~~between~~ , of (a) ~~the lesser of (i) the pass-through rate for such Class, without regard to the Net Rate Cap on such distribution date and (ii) the weighted average of the net rates on the mortgage loans~~ the Pass-Through Rate for such Class ~~and~~ , over (b) the Adjusted Rate Cap for such distribution date, (2) the Certificate Principal Balance of the Class  ~~B~~  of Certificates immediately prior to such distribution date, and (3) the actual number of days in such Interest Accrual Period divided by 360.

4.     Clause (6) of the definition of “Net Rate Cap” under the caption “Glossary” on page S-181 of the prospectus supplement is hereby replaced in its entirety with the following paragraph (deleted language stricken):

(6)          each class of Subordinate Certificates, the per annum rate equal to (i) the weighted average of the weighted average of the net rates of the of the mortgage loans in each Loan Group, weighted in proportion to the excess of the aggregate scheduled principal balance of each such Loan Group over the aggregate Certificate Principal Balance of the Senior Certificates related to such Loan Group, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis, minus (ii) ~~the sum of the interest payable to the Interest-Only Certificates and~~  the aggregate Coupon Strip with respect to each Loan Group, if any, payable to the Final Maturity Reserve Account, in each case on such distribution date, expressed as a per annum rate.

5.     Clause 2(a) of the definition of “Stepdown Date” under the caption “Glossary” on page S-186 of the prospectus supplement is hereby revised to read as follows:

(a)	the distribution date occurring in July 2009 and.

The remainder of the prospectus supplement remains unmodified.

This supplement may be used to offer or sell the Certificates offered hereby only if accompanied by the prospectus supplement and prospectus.

Bear, Stearns & Co. Inc.

Until 90 days after the date of this Supplement, all dealers effecting transactions in the Certificates offered hereby, whether or not participating in this distribution, may be required to deliver a Prospectus Supplement and Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus Supplement and Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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